Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Everest Consolidator Acquisition Corporation on Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-260343) of our report dated May 25, 2021, except for the third and fourth paragraphs of the Class B Common Stock section of Note 7, as to which the dates are October 18, 2021 and November 18, 2021, respectively, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audit of the financial statements of Everest Consolidator Acquisition Corporation as of March 15, 2021 and for the period from March 8, 2021 (inception) through March 15, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 18, 2021